CORE SCIENTIFIC, INC.

210 Barton Springs Road, Suite 300

Austin, TX 78704

September 7, 2022

VIA EDGAR

Division of Corporation Finance

Office of Technology

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

RE: Core Scientific, Inc.

Registration Statement on Form S-1

File No. 333-266763

Ladies and Gentlemen:

Core Scientific, Inc. (the “Company”) hereby requests that the Securities and Exchange Commission (the “Commission”) accelerate the effective date of the above-referenced Registration Statement on Form S-1 (as amended, the “Registration Statement”) and declare the Registration Statement effective as of 4:30 PM Eastern time, on September 7, 2022, or as soon thereafter as possible, or at such other time as the Company or its counsel may request by telephone to the staff of the Commission. The Company hereby authorizes each of Nicolas H.R. Dumont and Daniel Peale of Cooley LLP, counsel to the Company, to make such a request on its behalf and to withdraw or modify such request, orally or in writing.

Once the Registration Statement has been declared effective, please orally confirm that event with Nicolas H.R. Dumont of Cooley LLP at (212) 479-6446, or, in his absence, Daniel Peale of Cooley LLP at (202) 842-7835.

Very truly yours, Core Scientific, Inc.

By:	/s/ Todd M. DuChene
Name:	Todd M. DuChene
Title:	Executive Vice President, General Counsel, Chief Compliance Officer and Secretary

cc:    Nicolas H.R. Dumont, Cooley LLP

Daniel Peale, Cooley LLP